UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-

16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-35644

Bellatrix Exploration Ltd.

(Translation of registrant’s name into English)

1920, 800 5th Avenue SW

Calgary, Alberta T2P 3T6

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑                                         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bellatrix Exploration Ltd.

Date: April 24, 2019

By: /s/ Charles R. Kraus
Name: Charles R. Kraus
Title: Executive Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Meetings of Holders of 8.5% Senior Unsecured Notes due 2020 and 6.75% Convertible Debentures due 2021 and Notice of Annual and Special Meeting of Shareholders to be held on May 23, 2019 and Management Information Circular dated April 18, 2019
99.2	Letter of Transmittal for Registered Holders of Common Shares
99.3	Form of Proxy
99.4	Senior Unsecured Noteholder Voting Information and Election Form
99.5	Convertible Debentureholder Voting Information and Election Form
99.6	Voting Instruction Form